

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 4, 2018

Shawn Nelson
Chief Executive Officer
The Lovesac Company
Two Landmark Square, Suite 300
Stamford, CT 06901

> **Re: The Lovesac Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 23, 2018**
> **File No. 333-224358**

Dear Mr. Nelson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2018 letter.

Prospectus Summary

Our Growth Strategies

Continue to Build on Our Brand, page 5

1.   We have read your response to comment 2 and have the following comments:

- Revise your disclosure to explain to your investors how you are calculating the incremental gross profit metrics attributable to each particular class of marketing. As part of explaining your calculation, please clarify the time period used to calculate these metrics, such as whether they were calculated based on data for fiscal 2018 or other periods.

- Revise your disclosure to better explain to your investors how and whether these percentages relate to your current and future results of operations. We believe it is important to provide investors with the appropriate context in which to place these metrics.

- Lastly, revise your disclosure to explain the limitations associated with these metrics, including identifying the assumptions made in calculating these metrics. As examples only and not an inclusive list, we note you have in certain instances attributed to your marketing efforts all sales in the following 30 days, 30% of sales made in the following 30 days, any increase in sales in markets where television advertisements were run as compared to control markets, and all sales to customers in your direct mail file. We believe that disclosing the various assumptions used in determining the sales resulting from your marketing efforts and any other limitations associated with these metrics will provide investors with the appropriate context in which to place these metrics.

Update Showrooms and Add Other Locations, page 5

2.   We note your revisions to this section, and elsewhere in your prospectus, to reflect disclosure of showroom sales growth from fiscal 2016 to 2017. Please revise to provide disclosure of showroom sales growth from fiscal 2017 to 2018, as you provided previously, or tell us why you do not believe such information is material to investors considering your accompanying disclosure states that your showroom renovations have resulted in increased sales.

Recent Unaudited Operating Results, page 6

3.   We note your statement here that you "may identify items that would require us to make adjustments to our preliminary estimates of our operating results set forth below during our financial statement preparation process and such adjustments could be material." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from those reflected in the preliminary results. Accordingly, please remove or revise this statement. Please also revise to clarify the difference between "cost of sales," which you include here, and "cost of merchandise sold," which you discuss in the rest of your prospectus.

Summary Consolidated Financial and Operating Data, page 11

4.   Once you populate your pro forma net loss per common share amounts, please provide us in your response with your detailed calculation so we can see each adjustment made to the numerator or denominator of your historical net loss per common share.

Use of Proceeds, page 32

5.   We note you revised your planned use of proceeds to include the repayment of debt. We also note that your most recent balance sheet reflects no debt outstanding. To avoid confusion for your investors, please revise your disclosure here to briefly clarify the debt you plan to repay. Based on your response, it appears you should clarify that you intend to draw from your line of credit with Wells Fargo prior to completing the offering and will repay that borrowing.

Dilution, page 34

6.   We note your revisions in response to comment 6. In order to present the dilution per share to new investors as a result of this offering separately from the changes in net tangible book value per share resulting from the conversion of your preferred stock and accumulated dividends into common stock and your reverse stock split, you should revise your definition of pro forma net tangible book value to include the conversion of your preferred stock and related dividends and the impact of your reverse stock split, but *exclude* the impact of the offering. The impact of the conversion of your preferred stock and related dividends, your reverse stock split, *and* the offering should be included in pro forma as adjusted net tangible book value. This will result in the impact of the offering being reflected in your dilution table in the line item titled "Increase in pro forma net tangible book value per share attributable to new investors in this offering." Please revise your disclosure of the definitions of pro forma net tangible book value and pro forma as adjusted net tangible book value accordingly.

Business

Our Market

Brand Awareness – "See It," page 55

7.   You state at the bottom of page 55 that for fiscal 2018, your return on investment for digital marketing was 280%. Please revise your disclosure to clearly explain how you

calculated this metric and the limitations associated with this metric, including any
assumptions you made in calculating this metric.

Consolidated Financial Statements for the Fiscal Year Ended February 4, 2018

Consolidated Notes to the Financial Statements

Note 1 - Operating and Significant Accounting Policies

Fiscal Year, page F-10

8.   We note the Company's fiscal year is determined on a 52/53 week basis ending on
        the Sunday closest to January 31. Please reconcile this disclosure to the Company's
        fiscal year ended February 4, 2018, as this does not appear to be the Sunday closest to
        January 31, and revise your footnote disclosure as necessary to clarify this
        matter. Furthermore, to assist us in understanding how you determine your fiscal
        year end, please tell us in more detail how you determined each of your last five fiscal
        year ends, including how you determined whether each particular year comprises
        either 52 or 53 weeks. If you changed how you determine your fiscal year end, please
        explain that change to us and provide us with your analysis of how this change
        impacts the periods of financial statements required to be presented within this Form
        S-1.

Revenue Recognition, page F-10

9.   We note your response to comment 12. To assist us in better understanding how you
        concluded the impact of accruing a sales return reserve would not be material to your
        financial statements, please respond to the following:

        •   It appears that you researched the returns that were made in the first month of fiscal
            2018, the last six months of fiscal 2018, and the first month of fiscal 2019 and you
            concluded the dollar amount of a sales return accrual, if booked, would be consistent
            from year-end to year-end. You also state in your response that that you concluded
            you have a consistent return rate over these periods and the majority of returns are
            being processed in the same month as the original sale. Please tell us whether your
            response intended to convey that a consistent dollar amount of goods are returned
            outside of the month of the original sale, a consistent percentage of product sales are
            returned outside of the month of the original sale, or the percentage of product sales
            returned outside of the month of the original sale is consistently less than 50% but
            varies from period to period. Given that your sales increased significantly in fiscal
            2018 as compared to fiscal 2017, it appears that each of these could have a different
            meaning.

- If you determined that a consistent dollar amount of product sales are returned outside of the month of the original sale, it appears that using the cash basis to record sales returns would result in approximately equal and offsetting understatement of revenue in the first month of any period and overstatement of revenue in the last month of any period, such that the net impact for the period would be close to zero. Please tell us if this is what you found in your analysis of sales returns. If so, please provide us with management's insight into why the rate of sales returns appears to have declined from fiscal 2017 to fiscal 2018.

- If you determined that a consistent percentage of product sales are returned outside of the month of the original sale, it appears that using the cash basis to record sales returns would result in a smaller understatement of revenue in the first month of any period and a larger overstatement of revenue in the last month of any period, such that the net impact for the period would be an overstatement of revenue, based on the increasing revenue seen in your financial statements. Please tell us if this is what you found in your analysis of sales returns. If so, given that you appear to expect your revenue to continue to increase in the future, it appears that a consistent rate of sales returns would result in each subsequent fiscal year having revenue overstated by larger dollar amounts, which could be material to your profitability. In light of this, please tell us in more detail how you concluded you do not need to begin recording sales returns on an accrual basis.

10.   We have read your responses to comments 12 and 13 and note that the additional analysis contained in these responses focuses on the separate impact of the unrecorded sales return reserve and the unrecorded warranty reserve. Please provide us with a more detailed materiality analysis of the aggregate impact of these unrecorded reserves under each of the rollover and iron curtain methods. Also tell us in more detail how you plan to determine the point in time at which you believe a sales return accrual and/or warranty liability is required, including how you will consider the guidance in SAB Topic 1:N in reaching that decision.

Note 12 – Subsequent Events, page F-31

11.   We have read your response to comments 15 and 16 and note that the amendments to your warrants and preferred stock occurred subsequent to your balance sheet date and that the further conversion of your preferred stock and related dividends into common stock will occur immediately prior to the closing of your offering. Please note that pro forma financial statements shall be furnished in your filing when transactions are consummated after the latest balance sheet date or are probable of occurring for which disclosure of pro forma financial information would be material to investors. See Rule 11-01(a)(8) of Regulation S-X. To assist us in better understanding whether

the impact of these subsequent events on your financial statements would be material to investors in this offering such that you would be required to reflect them in pro forma financial information, please address the following:

- It appears the amendment to your preferred stock could result in an inducement upon conversion of the preferred stock into common stock that will be accounted for under ASC 260-10-S99-2. If so, tell us how you will calculate the fair value of the inducement. Further, confirm for us that the fair value of the inducement will be reflected in your pro forma net loss per common share calculations within Selected Consolidated Financial Information or tell us why this presentation is not appropriate.

- Note 12 states you amended the warrants held by the preferred stockholders in consideration for their agreeing to amend the preferred stock to automatically convert immediately prior to the completion of this offering. Since it appears the amendment to the warrants is part of the offer made to induce conversion of your preferred stock, please tell us how this impacts your analysis of the guidance in ASC 260-10-S99-2 including the need to present pro forma net loss per common share calculations in your filing.

- Provide to us a more thorough analysis of the accounting and related calculations you performed that enabled you to conclude there was no beneficial conversion feature ("BCF") at both the initial agreement date and modification date of your convertible preferred stock.

- Tell us whether the issuance of shares in the IPO will result in a contingent adjustment to the conversion ratio of the convertible preferred stock. If so, summarize for us how you will measure, account, and recognize the contingent BCF once triggered by the issuance of common shares in the offering, and confirm for us you will give pro forma effect to the BCF upon conversion of the preferred stock within your Selected Consolidated Financial Information.

12. We note you granted restricted stock units on April 19, 2018, and May 10, 2018. Please tell us the grant date fair value of these awards.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products